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

                                                                     Exhibit 11


             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                   (Unaudited)


(In thousands, except
 per share amounts)

                                   Three Months Ended     Nine Months Ended
                                      September 30,          September 30,
                                    1999         1998      1999         1998

Net income applicable to
 common shares .... ............. $ 12,787    $ 13,010   $ 39,120    $ 36,401

Earnings per share:
  Basic ......................... $    .38    $    .38   $   1.17    $   1.05
  Diluted ....................... $    .38    $    .38   $   1.15    $   1.04

Common share and common
 share equivalents:

  Weighted average of common
   shares outstanding ...........   33,531      34,314     33,573      34,530

  Basic shares ..................   33,531      34,314     33,573      34,530
  Common share equivalents
    (stock options) .............      551         319        398         476
  Diluted equivalent shares .....   34,082      34,633     33,971      35,006


  Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average of common shares and common share equivalents outstanding during the period.

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